Joe Laxague Partner jlaxague@cronelawgroup.com

Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

April 25, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attn:	Sean Healy Dorrie Yale

Re:	Inspire Veterinary Partners, Inc. Registration Statement on Form S-1 Submitted April 7, 2023 CIK No.: 0001939365

Dear Mr. Healy and Ms. Yale:

We write on behalf of Inspire Veterinary Partners, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated April 14, 2023, commenting on the Company’s Registration Statement on Form S-1 filed April 7, 2022 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Prospectus Summary

Anticipated Growth through Acquisitions, page 4

1.	We note the large increase in the amount of indebtedness that you hold. Please revise the last bullet on this page to also discuss your amount of debt, including the amount that is not convertible into shares of your common stock, and the amount that is due in 2023.

Response: In response to this comment, the Company has amended the Registration Statement to revise the last bullet on page 4 to disclose the amount of the Company’s outstanding indebtedness and the amount that is due in 2023.

The Offering, page 8

2.	We refer to your disclosure in this section and elsewhere that the resale offering includes up to 2,648,656 shares of Class A common stock that are potentially issuable upon the conversion of existing convertible indebtedness of the Company outstanding as of the prospectus date, and your response to prior comment 18 stating that all amounts due (including principal and accrued but unpaid interest) under the subordinated convertible promissory notes issued in connection with the Company’s acquisitions mature and become payable upon the consummation of the primary underwritten offering. Please explain why the table on page 9 does not contemplate the shares issuable upon conversion of your convertible indebtedness. Please also revise to clarify whether the conversion of the convertible promissory notes includes the conversion of the convertible debentures issued in your 2023 private placement financing that you reference in Item 15 as occurring between February 27 and March 10. We also note you state on page 8 that following the offering, there will be 5,299,795 shares of Class A common stock (or 5,449,795 shares if the underwriters exercise their option to purchase additional shares in full). Please revise to explain the discrepancy between this amount and the amounts shown elsewhere, including on page 9.

Response: In response to this comment, the Company has amended the Registration Statement to revise the table on page 8 to disclose the shares of Class A common stock issuable upon conversion of the Company’s outstanding convertible indebtedness and made conforming changes throughout the Registration Statement.

Risks Related to this Offering and Ownership of our Common Shares

We are not currently traded on an exchange or market.. . ., page 22

3.	Please revise this risk factor, including in its heading, to discuss risks relating to liquidity, as your primary offering is much smaller than your secondary offering, and the number of shares to be sold in the secondary offering is uncertain.

Response: In response to this comment, the Company has amended the Registration Statement to revise the risk factor under the heading, “We are not currently traded on an exchange or market…”

The sale or availability for sale of substantial amounts of our Class A common stock . . ., page 24

4.	We refer to your revised statement that you expect to have 9,599,795 shares of common stock outstanding upon the consummation of the primary underwritten offering, including 5,299,795 shares of Class A common stock. Please reconcile this amount with the information on page 9. Given the large number of shares to be offered in the resale offering, please also revise the risk factor to describe the risk to purchasers in your primary offering that the large number of shares being offered in the resale transaction could depress the market price of your common stock.

Response: In response to this comment, the Company has amended the Registration Statement to reconcile the share counts disclosed on page 24 with the share counts indicated on page 9 of the Registration Statement.

Selling Stockholders, page 28

5.	We note your response to our prior comment 4 and corresponding revisions. We also note you continue to state on page 30 that certain selling shareholders are subject to a lock-up, including Dr. Keiser. Please revise to address the discrepancy or otherwise clarify.

Response: In response to this comment, the Company has amended the Registration Statement to remove Dr Keiser from the selling shareholder table and to remove references to lock-ups in this section.

6.	Please revise your footnote 10 to disclose the aggregate principal amount of the convertible notes.

Response: In response to this comment, the Company has amended the Registration Statement to disclose the aggregate of $8,231,333 in convertible indebtedness outstanding as of the date of the prospectus.

Use of Proceeds, page 32

7.	We note that approximately $2.1 million of the $4.1 million net proceeds will be used for Veterinary hospital acquisitions and hiring additional personnel. Please tell us whether there are any current planned acquisitions and your consideration of whether they are probable. Refer to Article 8-04 of Regulation S-X.

Response: In response to this comment, the Company respectfully advises the Staff that there are no current planned or probable acquisitions of additional veterinary hospitals.

Dilution, page 33

8.	Please provide us with the calculation of how you arrived at the $15.28 increase in net tangible book value per common share attributable to the offering. Refer to Item 506 of Regulation S-K.

Response: In response to this comment, the Company acknowledges the Staff’s comment and notes our calculation below for the $15.28 increase in net tangible book value per common share attributable to the offering:

				Pro Forma
	Actual			As Adjusted
	(unaudited)	Adjustments		(unaudited)
Total Assets	$20,185,695	$4,100,000	(a)	$24,285,695
Total Liabilities	25,321,176	(7,587,961	)(b)	17,733,215
Net Intangible Assets	10,344,127	-		10,344,127
Net Tangible Book Value	$(15,479,608)	$11,687,961		$(3,791,647)

Class A Common Shares	970,457	4,687,838	(c)	5,658,295
Tangible Book Value per Share	$(15.95)			$(0.67)

   (a)

Assumed Offering Proceeds ($5 * 1,000,000 shares)	$5,000,000
Underwriting Discounts	(400,000)
Estimated offering expenses	(500,000)
$4,100,000

   (b)

Bridge note, net of discount conversion into Class A Common Stock	$(3,899,156)
Convertible debentures conversion into Class A Common Stock	(3,688,805)
$(7,587,961)

   (c)

Class A Common Shares issued in offering	1,000,000
Class A Common Shares issuable upon exercise of warrants	630,682
Class A Common Shares issuable from conversion of Bridge Note and Convertible Debenture	2,648,656
Class A Common Shares issuable from conversion of Class B Common Shares	408,500
4,687,838

“Net Tangible Book Value” is total assets minus total liabilities minus total intangible assets. “Net Tangible Book Value per Share” is Net Tangible Book Value divided by the total number of shares of common stock outstanding. The increase in net tangible book value per common share is the difference between the $(15.95) actual Tangible Book Value per Share and the Pro Forma As Adjusted Tangible Book Value per Share of $(0.67), which equals $15.28.

Summary of Results of Operations, page 39

9.	We note your response to comment 6. Your disclosures refer to revenue per patient per day and average patient charge; however, you present average daily service revenue and average daily product revenue. Please provide the following disclosures for any metrics disclosed:
•	How the metric is calculated, including any estimates or assumptions underlying the metric or its calculation;

•	The reasons why the metric provides useful information to investors; and
•	How management uses the metric.

Refer to SEC Release No. 33-10751.

Response: In response to this comment, the Company has amended the Registration Statement to update the disclosure in under the heading “—Summary Results of Operations” to provide additional information regarding the use of revenue per patient per day, average patient charge and related metrics.

10.	Given your substantial indebtedness, please disclose on page 42 whether you are currently in compliance with all of your debt covenants and also whether there have been any instances of non-compliance during the periods presented.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has not been in breach of, and remains in compliance with, all applicable debt covenants of the Company.

Management and Board of Directors, page 60

11.	We note your response to our prior comment 7 and reissue. It appears that the consents you have filed as exhibits for your director nominees still state that their appointment as directors will take effect upon the effective date of the registration statement. Please revise to reconcile the discrepancies, and if the director nominees will become directors on the effective date of the registration statement, please clarify that you will file a pre-effective amendment that includes the signatures of a majority of the board, as then in effect, or advise.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that the independent director nominees’ appointments will take effect upon the listing of the Company on Nasdaq and will file updated director consents in a subsequent amendment.

Executive and Director Compensation, page 66

12.	We note your revisions in response to our prior comment 9. Please tell us whether Mr. Keiser, Dr. Keiser and Ms. Kerwin are being compensated by Blue Heron Consulting and whether Messrs. Carr, Lau, Coleman and Marten are being compensated by Star Circle Advisory for their services to your Company. In this regard, we note that Item 402(m)(1) requires disclosure of all compensation awarded to, earned by, or paid to named executive officers and directors “by any person for all services rendered in all capacities to the registrant and its subsidiaries,” and further states that “[a]ll such compensation shall be reported pursuant to this Item, . . . including transactions between the smaller reporting company and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director.”

Response: In response to this comment, the Company has amended the Registration Statement to update the executive compensation table to disclose compensation received by the named directors through the third-party consulting agreements with Star Circle Advisory and Blue Heron Consulting.

Security Ownership of Certain Beneficial Owners and Management, page 69

13.	We note your revisions in response to our prior comment 11. We note that your table on page 69 discloses that Wilderness holds 22,780 shares of Class A common stock and 2,150,000 shares of Class B common stock. Please revise your disclosure on page 71, which appears to state that each of Wilderness and Star Circle purchased 2,150,000 shares of the Company's Class A common stock, or advise. Please also revise your last sentence on page 69, as you state there were 5,299,795 shares of Class A common stock outstanding as of December 31, 2022, which is inconsistent with your disclosures elsewhere.

Response: In response to this comment, the Company has amended the Registration Statement to clarify that each of Wilderness and Star Circle purchased 2,150,000 shares of the Company’s Class B common stock (for an aggregate number of 4,300,000 shares) and made conforming changes to the outstanding share count throughout the Registration Statement.

Item 15. Recent Sales of Unregistered Securities, page II-2

14.	Please disclose the exemption you relied upon in your 2023 Private Placement of Convertible Debentures. We also note that your Form D filed April 4, 2023 discloses February 17, 2023 as the first date of sale for that offering. To the extent that your Form D filed April 4, 2023 was intended to provide notice of your 2023 Private Placement of Convertible Debentures, please clarify within your prospectus when the first date of sale occurred.

Response: In response to this comment, the Company has amended the Registration Statement to disclose that the 2023 Convertible Debentures were issued in privately negotiated transactions exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.